WHY WE LIKE THIS PAINTING

MASTERWORKS

- Since his auction debut in 2006, Rashid Johnson's secondary market has seen robust growth, particularly in recent years, with total sales reaching $12 million in 2021, up from $1.6 million in 2015. As of November 7, 2022, his top ten auction records have been achieved in the last three years, with two price records set since January 2022.
- Alongside a bevy of awards including the Hugo Boss Prize given by the Solomon R. Guggenheim Museum in New York—Johnson's work was selected for inclusion in the 2011 Venice Biennale. He's also been commissioned by the Metropolitan Opera, Queens Museum in New York, and the Port Authority of New York and New Jersey to create a site-specific, permanent installation for Delta Airlines's new terminal at LaGuardia Airport.
- Our acquisitions team has reviewed over 40 examples of work by Rashid Johnson from around the world, some of which are priced in excess of $1 million. Of these 40 works, this is the first one we have selected to be offered on the Masterworks platform.
- The Painting was included in a 2019 solo-exhibition at the Aspen Art Museum, titled "The Hikers," which also traveled to the Museo Tamayo in Mexico City. The Painting was also exhibited alongside a short film of the same name, and marked the artist's first foray into choreographed dance.
- As of November 8, 2022, similar works to the Painting have sold in excess of $1 million at auction, including *Untitled Escape Collage* (2016), which sold for $1,150,000 at Sotheby's, New York on May 16, 2019 and is currently the top auction record for an 'Escape Collage' and Johnson's fourth top auction record overall.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$11,921,375

2021 Number of Lots Sold
38

RASHID
JOHNSON

b. 1977, UNITED STATES



$1,110,000
INITIAL OFFERING

26.5%
ANNUAL APPRECIATION OF AVERAGE PRICES[1]

42.2%
ANNUAL APPRECIATION OF RECORD PRICES[1]

9.4%
HISTORICAL APPRECIATION OF SIMILAR WORKS[4]

Ceramic tile, mirror tile, branded oak flooring, vinyl, spray enamel, oil stick, black soap, wax | 73 × 92 in. (185 × 234 cm.)

Rashid Johnson is a contemporary artist whose multidisciplinary practice incorporates sculpture, painting, drawing, filmmaking, and installation to address issues of African American identity and history.

The Painting, executed in 2019, is a characteristic, large-scale example from Rashid Johnson's "Escape Collage" series, which incorporate a variety of nontraditional materials into kaleidoscopic views of imagined landscapes.

As is typical of the series, the Painting depicts a patterned composition which Johnson created using photographs of tropicalia and African masks. The images are collaged among ceramic tiles, broken mirror and wood panels and have been marked with accents of oil stick and large splatters of black soap and wax. The lush palm trees, spliced together with fragmented photos of indigenous masks, may represent a romantic Eden of sorts – an escape from social and economic inequality. Yet the energetic lines scratched into the black wax, cracked tiles, and areas of graffiti-like spray paint intrude on the imagined landscape. His choice of materials and subsequent manipulation juxtaposes an idyllic paradise with an urban reality. The Painting's use of domestic materials such as black soap, which was historically used in African diasporic cultures, is a connective thread throughout Johnson's practice and foregrounds his engagement with blackness and American identity. The artist has described this material as a familiar "signifier" that "allows people a level of access into [his] work and ideas." The Painting was included in a 2019 solo exhibition at the Aspen Art Museum, titled "The Hikers," which also traveled to the Museo Tamayo in Mexico City. The Painting was exhibited alongside a short film of the same name, and marked the artist's first foray into choreographed dance. Examples from the "Escape Collage" series similar to the Painting are included in prominent public collections, including the Dallas Museum of Art, the Kemper Art Museum in Kansas City, Missouri, and the Sifang Art Museum in the Jiangsu Province in China, among others. As of November 8, 2022, similar works to the Painting have sold in excess of $1 million at auction. *Untitled Escape Collage* (2019) sold for $1,160,000 at Sotheby's, New York on May 16, 2019 is currently the top

AS OF NOVEMBER 8, 2022, HIS TOP TEN AUCTION RECORDS HAVE BEEN ACHIEVED IN THE LAST THREE YEARS, WITH TWO PRICE RECORDS SET SINCE JANUARY 2022, AND ARE LED BY *BRUISE PAINTING 'OR DOWN YOU FALL'* (2021), WHICH SOLD FOR $2,550,000 AT CHRISTIE'S, NEW YORK, ON NOVEMBER 9, 2021, *ANXIOUS RED PAINTING DECEMBER 18TH* (2020), WHICH SOLD FOR $1,950,000 AT CHRISTIE'S, NEW YORK, ON MAY 11, 2021, AND *THE CROWD* (2017), WHICH SOLD FOR HKD 10,055,000 ($1,281,540) AT SOTHEBY'S, HONG KONG, ON APRIL 27, 2022.

auction record for an 'Escape Collage" and Johnson's fourth top auction record overall, and *Untitled Escape Collage* (2016), which is smaller than the Painting, and sold for $816,500 at Phillips, New York, on May 19, 2022. The Painting's subject, execution, and materials make it a commercial and desirable work by Rashid Johnson.

Since his auction debut in 2008, Rashid Johnson's secondary market has seen robust growth, particularly in recent years, with total sales reaching $12 million in 2021, up from $1.6 million in 2015. As of November 8, 2022, his top ten auction records have been achieved in the last three years, with two price records set since January 2022.As of November 8, 2022, Johnson's top auction records are works from the aforementioned *Anxious Man*, and are led by *Bruise Painting 'Or Down You Fall'* (2021), which sold for $2,550,000 at Christie's, New York, on November 9, 2021, *Anxious Red Painting December 18th* (2020), which sold for $1,950,000 at Christie's, New York, on May 11, 2021, and *The Crowd* (2017), which sold for HKD 10,055,000 ($1,281,540) at Sotheby's, Hong Kong, on April 27, 2022.

AVERAGE HAMMER PRICES[2,3]


$0.5M
$0.4M
$0.3M
$0.1M
2013
2014
2015
2016
2017
2018
2019
2020
2021

Rashid Johnson (b. 1977, Chicago, IL) is a contemporary artist whose multidisciplinary practice incorporates sculpture, painting, drawing, filmmaking, and installation to address issues of African American identity and history. He obtained a BFA in photography from Columbia College Chicago in 2000 and completed an MFA from the School of the Art Institute of Chicago in 2005, where he studied film, video, and new media. Johnson first garnered recognition with his participation in the seminal 2001 group exhibition "Freestyle," curated by Thelma Golden at the Studio Museum in Harlem, New York, which featured works by twenty-eight young black artists including Mark Bradford and Julie Mehretu, among others. In the Studio Museum show, Johnson exhibited a series of photographic portraits, depicting the plight of unhoused people in his hometown of Chicago. In the decades since, his practice has expanded to include a variety of mediums and stylistic evolutions. In 2011 Johnson's work was selected for inclusion at the Venice Biennale. That same year he joined mega-gallery Hauser & Wirth who, as of October 14, 2022 continue to represent the artist along with David Kordansky. In 2012 Johnson received the High Museum of Art's David C. Driskell Prize, which honors contributions in the field of African American art and was short-listed for the Hugo Boss Prize by the Solomon R. Guggenheim Museum in New York. While the artist has explored many conceptual trains of thought throughout his career, the theme of anxiety has been a recurring subject. In 2015, a critically acclaimed exhibition of his work at The Drawing Center in Manhattan, titled "Rashid Johnson: Anxious Men," introduced a series of contorted portraits in black which would multiply into crowds and transform throughout several subsequent bodies of work.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart includes a summary of average hammer prices for paintings by Rashid Johnson based on public records as tracked by third-party data sources. Between the year ending December 31, 2013 and the year ending December 31, 2021, 84 paintings by Rashid Johnson were sold at auction for a total of $15.7 million. From the year ending December 31, 2013 to the year ending December 31, 2021, total auction sales, excluding buyer's premium, have increased by 55.6% annually on average and average hammer prices increased by 26.5% annually on average. From June 27, 2013 to November 29, 2021, record hammer prices, excluding buyer's premium, have increased by 42.2% annually on average. This analysis does not include works on paper, prints, editions, multiples or any non-unique works of art by the artist. This analysis also excludes artworks that went "unsold" or were "bought-in" at auction as a result of not meeting the seller's reserve price. For the purposes of the chart, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date per third-party data sources. Though we believe this to be a comprehensive list of public auction sales, no definitive object-oriented database is known to Masterworks, and therefore, despite our best efforts the list of objects may be incomplete.

4. Captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Rashid Johnson with the following criteria: mixed media examples from the "Escape Collage" series executed 2016 to 2019 that measure 40 inches by 40 inches to 100 inches by 100 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 9.4% CAGR implied from selected sales occurring from May 17, 2018 to May 26, 2022.

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